Simpson Thacher & Bartlett LLP

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TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5863	E-mail Address david.blass@stblaw.com

VIA EDGAR

June 14, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Karen Rossotto

Re:	Clarion Partners Real Estate Income Fund Inc.

Registration Statement on N-2, File Nos. 333-228963 and 811-23408

Ladies and Gentleman:

On behalf of Clarion Partners Real Estate Income Fund Inc. (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission relating to Amendment No. 2 to the above-referenced registration statement on Form N-2 (the “Registration Statement”) received on June 12, 2019.

To assist your review, we have retyped our record of the Staff’s oral comments in italics below. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	June 14, 2019

Cover

1.

After the sentence on the cover page that states “It is expected that a majority of the Fund’s underlying investments in real estate will be located in the United States” please state that the Fund will make foreign investments.

Response:

The Fund has revised the disclosure in its prospectus filed pursuant to Rule 497 under the Securities Act in response to this comment.

2.

Please remove the reference to diversification in the below text: “Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund will seek to achieve diversification by investing across real estate asset classes, property types, positions in the capital stack, and geographic locations.”

Response:

The Fund confirms that the requested change was made in the Fund’s prospectus filed pursuant to Rule 497 under the Securities Act.

3.

If representatives of the Adviser will be on the LMPFA Valuation Committee please include disclosure related to this conflict of interest in the same way the Valuation Risk Factor includes conflict disclosure related to Clarion Partners’ involvement in the Fund’s valuation process.

Response:

The Fund confirms that the requested change was made in the Fund’s prospectus filed pursuant to Rule 497 under the Securities Act.

*    *    *    *    *    *     *    *

Please do not hesitate to call me at (202) 636-5500 or Benjamin Wells (212) 455-2516 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ David W. Blass
David W. Blass

cc:	Benjamin Wells, Simpson Thacher & Bartlett LLP

George Hoyt, Legg Mason

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